Exhibit 99.24

Elemental Altus to Release Q2 2024 Results on August 19, 2024

Vancouver, British Columbia--(Newsfile Corp. - August 13, 2024) - Elemental Altus Royalties Corp. (TSXV: ELE) (OTCQX: ELEMF) ("Elemental Altus" or the "Company")will release its Q2 2024 results on Monday, August 19.

An investor webcast will be held on Tuesday, August 20, 2024 starting at 11:00 am ET (8:00 am PT) to discuss these results, followed by a question-and-answer session.

To register for the investor webcast, please click the link below: https://www.bigmarker.com/vid- conferences/Elemental-Altus-Q2-Results-Webinar

A replay of the event will be available on the Elemental Altus website following the presentation.

Frederick Bell

CEO and Director

Corporate & Media Inquiries:

Tel: +1 604 646 4527

info@elementalaltus.com

www.elementalaltus.com

Elemental Altus is a proud member of Discovery Group. For more information please visit: www.discoverygroup.ca or contact 604-653-9464.

TSXV: ELE | OTCQX: ELEMF | ISIN: CA28619K1093 | CUSIP: 28619K109

About Elemental Altus Royalties Corp.

Elemental Altus is an income generating precious metals royalty company with 10 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX- V) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary note regarding forward-looking statements

This news release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology.

Forward-looking statements and information include, but are not limited to, statements with respect to the date that the name change is expected to become effective, whether shareholders will be required by their broker to exchange their issued certificate for a new certificate or take any other action in connection to the name change, the Company's ability to deliver a materially increased revenue profile with a lower cost of capital, the future growth, development and focus of the Company, and the acquisition of new royalties and streams. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental Altus to control or predict, that may cause Elemental Altus' actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental Altus will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID- 19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Elemental Altus' expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental Altus for the year ended December 31, 2023. Elemental Altus undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represents management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/219773